UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Material Modification to Rights of Security Holders.

On October 7, 2024, noco-noco Inc. ("the Company") held its Extraordinary General Meeting of Shareholders (“EGM”) and the Company's shareholders approved a 1-for-50 reverse stock split (the "Reverse Split") of the Company's issued and outstanding ordinary shares. On the effective date of the Reverse Split, every 50 ordinary shares of the Company will be combined into 1 ordinary share, with fractional shares being rounded up to the nearest whole share. The Company expects that the Reverse Split will become effective on October 17, 2024, and that its ordinary shares will begin trading on a post-reverse split basis on such date. As a result of the Reverse Split, the Company's issued and outstanding ordinary shares will be reduced from 192,962,734 to approximately 3,859,255.

Results of the Submission of Matters to a Vote of Security Holders.

On October 7, 2024, the Company held its EGM[GH1] and in accordance with the Company’s amended and restated memorandum and articles of association currently in effect ("Memorandum and Articles of Association”). The shareholders present constituted a quorum for purposes of the EGM and approved the following matters, all of which were set forth on the Company’s notice for the EGM:

a1.	approval of share consolidation proposal to be changed to 1-for-50 for Reverse Split
a2.	approval of authorized share capital amendment proposal
1.	approval of share consolidation of 1-for-50 Reverse Split
2.	approval of authorized share capital amendment of US$0.005 par value
3.

 approval of an amendment to the Company's Memorandum and Articles of Association to reduce the Company's authorized ordinary shares, par value $0.005 per shares from 500,000,000 shares to 10,000,000 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: October 11, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release